Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

January 16, 2007 Delivering Superior Value to Stockholders Plan Sponsors and Patients

Safe Harbor: Forward Looking Statements This presentation contains "forward-looking statements," including, among other statements, statements regarding the proposed business combination between Express Scripts and Caremark, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as "anticipate", "expect", "project", "believe", "plan", "estimate", "intend", "will", "may" and similar expressions are intended to identify forward looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Express Scripts. Relevant risks and uncertainties include those referenced in Express Scripts' filings with the Securities and Exchange Commission ("SEC") (which can be obtained as described in "Additional Information" below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. Risks and uncertainties relating to the proposed transaction include: Express Scripts and Caremark will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Caremark's operations with Express Scripts will be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Express Scripts assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Safe Harbor: Additional Information Express Scripts has filed a preliminary proxy statement in connection with Caremark's special meeting of stockholders at which the Caremark stockholders will consider the CVS Merger Agreement and matters in connection therewith. Express Scripts stockholders are strongly advised to read that preliminary proxy statement and the accompanying form of GOLD proxy card, as they contain important information. Express Scripts also intends to file a proxy statement in connection with Caremark's annual meeting of stockholders at which the Caremark stockholders will vote on the election of directors to the board of directors of Caremark. Express Scripts stockholders are strongly advised to read this proxy statement and the accompanying proxy card when they become available, as each will contain important information. Stockholders may obtain each proxy statement, proxy card and any amendments or supplements thereto which are or will be filed with the Securities and Exchange Commission ("SEC") free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com. In addition, this material is not a substitute for the prospectus/offer to exchange or registration statement that Express Scripts intends to file with the SEC regarding its exchange offer for all of the outstanding shares of common stock of Caremark. Investors and security holders are urged to read this document, all other applicable documents, and any amendments or supplements thereto when they becomes available, because each will contain important information. Such documents will be available free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com. Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Express Scripts or Caremark shareholders in connection with the proposed transaction. Information about Express Scripts' directors and executive officers is available in Express Scripts' proxy statement, dated April 18, 2006, filed in connection with its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction or regarding Caremark's special meeting to approve the proposed merger with CVS. We have also filed additional information regarding our solicitation of stockholders with respect to Caremark's annual meeting on a Schedule 14A pursuant to Rule 14a-12 on January 9, 2007.

Transaction Update Express Scripts launching a $25 billion Exchange Offer to acquire Caremark, which will deliver superior value to stockholders Fully committed financing provided by Citigroup and Credit Suisse Filed for HSR approval and confident that regulatory requirements will be met in a timely manner, with transaction expected to close third quarter of 2007 Nominated slate of directors on January 8, 2007 Proxy in opposition to proposed CVS / Caremark merger Express Scripts has put forth a superior proposal and has taken the necessary steps to complete this transaction

Setting the Record Straight Hyper competitive marketplace 3-year contracts industry norm Thus 1/3 of business "at risk" every year Caremark's supposed retention headaches unrelated to proposed transaction Recent claim The facts "Caremark would lose $8 billion in revenues"

Setting the Record Straight ESRX Client Retention 90% 91% 93% Willingness to Recommend ESRX 90% 94% 94% Client Satisfaction with ESRX 94% 97% 96% 2005 2006 Recent claim "Caremark would lose $8 billion in revenues" In past 3 years, twice as many CMX clients have moved to ESRX than vice versa 2004

Setting the Record Straight "NGC stands firm that they made the right choice coming to ESI." - Northrop Grumman Corporation, former CMX client "We are excited to be with ESI and are looking forward to a strong and lasting relationship." - The ServiceMaster Company, former CMX client "Express Scripts has done an excellent job to date and we fully expect to renew their contract in 2008." - Uniformed Fire Officers Association Protection Plan "Express Scripts has proved to be an excellent partner and provides a high level of service." - Delaware Valley Health Care Coalition, legacy NPA

Setting the Record Straight (at closing) 4.0x $715 MM $460 MM $466 MM $333 MM $1,268 MM Shouldn't $25 billion of value be in the hands of someone who can not only optimize operations, but can also optimize the cost of capital 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006E ROIC 0.161 0.125 0.095 0.094 0.121 0.16 0.163 0.178 0.162 0.172 ESRX ROIC ESRX Acquisition Track Record - Leverage

Setting the Record Straight Significant Financial Flexibility Note: Based on Company estimates and Wall Street research. (1) EBITDA includes expected synergies. 2006E pro forma EBITDA greater than $2.7 billion before synergies Assumes share repurchases and capital expenditures (from each of ESRX and CMX as if standalone) Standalone Pro Forma for Transaction Total Debt / EBITDA (1)

Regulatory Review Competitive Landscape More than 40 PBMs compete today. In addition to Medco, Caremark and Express Scripts, there are: Large insurance companies such as Aetna, Cigna, Humana, Independence Blue Cross, Kaiser, United Health, Wellpoint and others Large retail pharmacy chains including CVS, Rite-Aid and Walgreens A large number of growing PBMs and new firms entering the market From the joint proxy statement of CVS/CMX dated December 19, 2006: "The pharmacy benefits management industry in which Caremark and, to a lesser extent, CVS through PharmaCare, operate is extremely competitive. Competitors in the pharmacy benefits management industry include large national pharmacy benefit management companies, such as Medco Health Solutions, Inc. and Express Scripts, Inc., as well as many local or regional PBMs. In addition, there are several large health insurers and managed care plans (e.g., Wellpoint, Aetna, CIGNA, United Healthcare) and retail pharmacies (e.g., Walgreens, Longs and Rite^Aid) which have their own PBM capabilities as well as several other national and regional companies that provide some or all of the same services." Source: Public filings and ESRX analysis We are confident that the regulatory requirements will be met in a timely manner

What About CMX Stockholders? CVS/CMX transaction was presented as Merger of Equals with little or no takeover premium for CMX stockholders CMX treating break-up fee as cost of due diligence instead of cost of consummating the deal In the face of clearly superior proposal from ESRX, Board of Directors of CMX should be permitting due diligence and negotiations with ESRX

Delivering Superior Value to Stockholders Express Scripts' Superior Proposal ESRX Proven Strategic Rationale ESRX Proven Financial Performance ESRX Proven Track Record

Why Independence and Alignment Win Lowering client costs is dependent upon engaging the consumer and fostering competition among suppliers Lowering plan sponsor costs through Active Management Driving to lowest cost depends on Using generics and lower cost brands over higher cost brands Using more cost-effective home delivery and retail networks over higher cost retailers Being successful requires Independence from other players in supply chain Active engagement of consumers

Retail Mail Call Ctr Touches 30000 273000 168000 Why Independence and Alignment Win We significantly outperformed the market in moving share - one patient at a time Lipitor Crestor Vytorin Generics* ESRX -0.22 0.0515 0.0454 0.123 National -0.087 0.022 0.025 0.04 * Represents the portion of Lipitor share that was converted to Zocor (simvastatin) and other generic statins Number of ESRX Patient "Touches" to Move Statin Share In addition, 1.3M targeted letters Accomplished primarily through call center and home delivery Mail twice as effective as retail Applying consumerism to achieve historic market share shift Change in Statin Market Shares, 2006 What Happened How We Did It

Conflicts Inherent to Integration with Retail Retail Drug choice Drug utilization Channel choice Overall retail discounts Fundamental business model A CVS / CMX model that doesn't place the customer first will always lose Likely to be biased towards higher priced drugs Maximize number of fills Biased to its own stores Make money when patients and clients SPEND money; unproven model (i.e., dependent on foot traffic) Prefers generics, lower- cost brands Clinically driven prior authorization, drug quantity & step therapy programs Channel choice based on lower plan sponsor cost (e.g., home delivery) Make money when patients and clients SAVE money; independent model validated by marketplace Other retailers hesitant to give improved discounts to competitor Retailers willing to improve discounts to be included in networks Aligned PBM

Horizontal Wins Over Vertical (1) Transaction Value for target at closing. Vertical PBM Transactions Have Failed to Create Stockholder Value Lilly 1994 Rite Aid 1999 Advance 2000 SmithKline 1994 ESRX 1999 Merck 1993 Spin-off 2003 Change in Value - 63% - 34% - 70% 21% (2% APR) AVG LOSS IN VALUE - 36% $4.1B $1.5B $1.0B $2.3B $0.7B $6.5B $7.9B PCS Sale DPS Sale Medco Spin-off Acquired PBMs Transaction Value (1) Acquiror

Horizontal Wins Over Vertical Horizontal PBM transactions create significant value, while vertical PBM transactions destroy value Vertical PBM Transactions Have Failed to Create Stockholder Value Lilly 1994 Rite Aid 1999 Advance 2000 SmithKline 1994 ESRX 1999 Merck 1993 Spin-off 2003 Change in Value - 63% - 34% - 70% 21% (2% APR) AVG LOSS IN VALUE - 36% $4.1B $1.5B $1.0B $2.3B $0.7B $6.5B $7.9B PCS Sale DPS Sale Medco Spin-off Acquired PBMs Transaction Value (1) Acquiror Independent PBM Business Model Has Proven to Create Significant Stockholder Value (1) Transaction Value for target at closing. (2) Combined Enterprise Value of acquiror and target at closing. (3) Enterprise Value of acquiror three years after closing. (4) Excludes the Transaction Value at closing of $2.5 billion for Accredo acquired by Medco in 2005. Advance + PCS 2000 AdvancePCS 2003 ESRX + DPS 1999 ESRX 2002 Medco Spin-off 2003 Medco (4) 2006 124% 26% 117% $2.2B $5.0B (3) $3.9B $4.9B (3) ESRX Acq. of DPS Medco Spin-off Advance Acq. of PCS $7.9B $17.0B (3) Independent PBMs Acquiror Enterprise Value (2) + 89% AVG INCREASE IN VALUE

Value Loss on CVS Proposal (1) Based on value paid for PBM business compared to value received at disposal (2) CVS / CMX deal consideration CVS firm value $31B - $9B CMX firm value $24B CVS firm value $31B CMX $15B As shown, the four non-aligned deals destroyed 36% (1) of value on average 36% of CMX's firm value is $9 billion $9 billion is 16% of CVS/ CMX's firm value Current CVS Stock Price (2) Value Loss A 16% decline in CVS/CMX represents over $5 per share for CVS stockholders and over $8 per share for CMX stockholders Value Loss Implied CVS/Caremark Stock Price CVS/Caremark Implied CVS/ Caremark If history repeats itself, over time the CVS proposal could destroy significant stockholder value for CVS and CMX $31.94 $26.86 ($5.08)

Horizontal Transactions Win for ESRX Stockholders * Rx growth reflects PBMs as configured today Successful acquisitions and strong organic growth drive increased stockholder value $715 MM $460 MM $466 MM $333 MM $1,268 MM Claims Growth* ESRX 11.9% 5.4% 8.1% 8.8% CMX 10.1% 0.1% 3.7% -5.0% Note: Stock prices through December 15, 2006.

Express Scripts' Unique Perspective of Caremark Numerous discussions beginning in 2001 between ESRX and CMX Due diligence discussions quantifying potential synergies via third parties (including consultants' input) Deep understanding of client mix and business model Complementary skill sets will drive significant value ESRX's generic leadership, trend management expertise and implementation of new clients CMX's mail and specialty pull-through programs and contracting strength Previous discussions discontinued primarily due to valuation: NOT strategic rationale NOT anti-trust considerations NOT client retention Express Scripts' strategic vision and synergies are based on a well documented process and need to be updated with due diligence

Significant Synergy Benefits Our synergy estimates are sound and based on demonstrated opportunities BASELINE: $500M Lower mail pharmacy costs Lower retail pharmacy costs Lower specialty pharmacy costs Better manufacturer discounts Lower SG&A Lower direct processing costs Two consulting firms ESRX's prior experience and multiple analyses Costs to achieve synergies have been netted ADDITIONAL POTENTIAL ESRX generic fill rate applied to CMX book of business CMX mail pull-through applied to ESRX book of business Combination drives greater cost savings for plan sponsors, higher margin for ESRX/CMX

Superior Currency Express Scripts has dramatically outperformed CVS over the last ten years Express Scripts CVS $1,531 $315 Note: Includes dividend reinvestment. Stock prices through December 15, 2006. Ending Value $100 investment S&P 500 $193

Express Scripts Historical Forward P/E Express Scripts is trading at a significant discount to historical P/Es

Express Scripts' Superior Proposal Powerful strategic rationale Identifiable and achievable synergies Strong free cash flow and rapid debt reduction Demonstrated track record of successfully integrating acquisitions Superior currency and certainty of value Management team with history of earnings growth and superior stockholder returns Express Scripts and Caremark together deliver superior value to stockholders, plan sponsors and patients